McIntyre | Panzarella | Thanasides
ATTORNEYS AT LAW

United States
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

VIA FACSIMILE

November 13, 2009

RE: **GPS Industries, Inc.**
       Form 10-K for fiscal year ended December 31, 2008
       Filed April 15, 2009
       File No. 000-30104

Dear Mr. Hooper:

We refer to the letter dated October 28, 2009 from Assistant Director Spirgel directing GPS Industries, Inc. ("GPSN"), to contact you by November 13, 2009 regarding SEC comments made to GPSN on or around September 29, 2009. Our firm is acting counsel to the debtor's estate in the Chapter 11 reorganization of GPSN, confirmed on October 2, 2009.

GPSN has been unable to respond to the SEC's comments because of the nature of the company's reorganization and post-confirmation matters, which have required more staff and resources than are available to the estate.

We intend to file an 8-K announcing the confirmation order entered on behalf of the estate along with a Form 15 terminating GPSN's ongoing filing obligations.

You may contact Rich McIntyre or myself, at (813) 899-6059 with any questions.

Sincerely,

Chris Todd, Esq.

Cc: Rich McIntyre, Esq.